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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          APAC CUSTOMER SERVICES, INC.
                 ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                 ---------------------------------------------
                         (Title of Class of Securities)


                                  00185E 10 6
                 ---------------------------------------------
                                 (CUSIP Number)


                               December 20, 2000
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.
     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 5 Pages
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CUSIP NO.  00185E 10 6                13G                    Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Theodore G. Schwartz

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   19,716,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                 0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                    19,716,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      19,716,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      39.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------
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CUSIP NO.  00185E 10 6                13G                    Page 3 of 5 Pages


Item 1(a).  Name Of Issuer:

     APAC Customer Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     Six Parkway North Center
     Deerfield, Illinois 60015

Item 2(a).  Name of Person Filing:

     Theodore G. Schwartz

Item 2(b).  Address of Principal Business Office or, if none, Residence:

     APAC Customer Services, Inc.
     Six Parkway North Center
     Deerfield, Illinois 60015

Item 2(c).  Citizenship:

     United States of America

Item 2(d).  Title of Class of Securities:

     Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

     00185E 10 6

Item 3. Not Applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d).

Item 4.     Ownership

     (a)  Amount Beneficially Owned:

          As of December 31, 2000, the number of shares of the issuer's Common Stock beneficially owned by Theodore G. Schwartz was 19,716,000.

     (b)  Percent of Class:

          39.7%

     (c)  Number of shares as to which the person has:
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CUSIP NO.  00185E 10 6                13G                    Page 4 of 5 Pages


          (i)    sole power to vote or direct the vote:  19,716,000

          (ii)   shared power to vote or direct the vote:  0

          (iii)  sole power to dispose or to direct the disposition of:
                 19,716,000

          (iv)   shared power to dispose or to direct the disposition of:  0

Item 5.     Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Not Applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d).
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CUSIP NO.  00185E 10 6                13G                    Page 5 of 5 Pages


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2001

                                       /s/ Theodore G. Schwartz
                                       ---------------------------
                                       Theodore G. Schwartz